SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 20)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                              --------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:

     ARTHUR C. DELIBERT, ESQ.                   ROLAND HLAWATY, ESQ.
  KIRKPATRICK & LOCKHART PRESTON         MILBANK, TWEED, HADLEY & MCCLOY LLP
         GATES ELLIS LLP                       ONE CHASE MANHATTAN PLAZA
        1601 K STREET, NW                        NEW YORK, NY  10005
      WASHINGTON, DC  20006                  TELEPHONE: (212) 530-5000
   TELEPHONE: (202) 778-9000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                EXPLANATORY NOTE

      Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation (the "Fund") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated September 23, 2004 (as amended and supplemented, the "Schedule 14D-9") filed by the Fund with the Securities and Exchange Commission. This amendment constitutes Amendment No. 20 to the
Schedule 14D-9.

      The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSONS.

            ITEM 2(b) IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS
FOLLOWS:

            TENDER OFFER. This Schedule 14D-9, as amended, relates to the tender offer by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "LOLA TRUST"), disclosed in a Tender Offer Statement on Schedule TO ("SCHEDULE TO") dated September 10, 2004, as amended by the (i) Amended and Restated Offer to Purchase dated May 24, 2005, (ii) Supplement dated September 13, 2005, (iii) Supplement No. 2 dated January 3, 2006, (iv) Supplement No. 3 dated April 25, 2006, (v) Supplement No. 4 dated August 14, 2006, (vi) Supplement No. 5 dated August 14, 2006, (vii) Supplement No. 6 dated April 3, 2007, (viii) Supplement No. 7 dated July 27, 2007 and (ix) Supplement No. 8 dated August 17, 2007, offering to purchase all of the outstanding shares of Common Stock at a price of 99% of the net asset value ("NAV") per share as determined at the close of trading on the New York Stock Exchange ("NYSE") on September 14, 2007, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest, upon the terms and subject to the conditions as set forth in the Offer to Purchase dated September 10, 2004, as amended (as so amended by the amendments and supplements described above, the "OFFER TO PURCHASE"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "OFFER").

            According to Supplement No. 8 to the Offer to Purchase filed by the Lola Trust as Exhibit (a)(65) to the Schedule TO, the business address of the Lola Trust is: 2344 Spruce Street, Suite A, Boulder, Colorado 80302, and the business telephone number of the Trust is (303) 442-2156.

ITEM 3.     PAST CONTRACT, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            ITEM 3 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

            COVENANT REGARDING INDEMNIFICATION. As described below in Item 4(b), pursuant to the terms of the Settlement Agreement, the parties to the Settlement Agreement agreed that from and after the closing date of the Offer, the Fund and any successor will, and the Lola Trust and any affiliated entities to whom it may transfer the Fund's shares will cause the Fund or its successor(s) to, indemnify and hold harmless each individual who on such closing date is, or at any time prior to such closing date was, a director, officer, employee or agent of the Fund with respect to all claims and expenses in connection with any proceeding to the extent permitted under the Fund's charter and Bylaws or to the extent required by the indemnification agreements between the Fund and any such person, each as in effect on the date of the Settlement Agreement. This summary description of the indemnification provisions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit (a)(48) hereto and incorporated herein by reference.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

            ITEM 4(a).   SOLICITATION / RECOMMENDATION:

            THE THIRD, FOURTH AND FIFTH PARAGRAPHS OF ITEM 4(a) ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS FOLLOWS:

            After careful consideration, including a thorough review of the terms and conditions of the Offer with the Legal Advisors, the Board, by the unanimous vote of the directors present at a meeting on August 20, 2007 (i) determined that the Settlement Agreement providing the opportunity for the Fund common stockholders to participate in the Offer is in the best interests of the Fund and its stockholders, (ii) recommended that stockholders accept the Offer and tender their shares of Common Stock into the Offer and (iii) resolved to:

            o Approve the execution, delivery and performance of the Agreement of Compromise, Settlement and Release, dated as of August 17, 2007, by and among the Fund and the Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap (the "SETTLEMENT AGREEMENT") and the consummation of the transactions contemplated thereby;

            o Amend the Rights Agreement, dated as of July 16, 2007, between the Fund and The Bank of New York, as Rights Agent
                  (the "RIGHTS AGREEMENT"), so that none of the Offer, the execution of the Settlement Agreement, the consummation of the


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

                  Offer or the other transactions contemplated by the Settlement Agreement will trigger the separation and enable exercise of the Rights (as defined in the Rights Agreement) or trigger any adverse event under the Rights Agreement (namely that the Lola Trust will not be deemed to be an "Acquiring Person" (as defined in the Rights Agreement) solely by virtue of the Offer or the consummation thereof, the approval, execution, delivery, adoption or performance of the Settlement Agreement or the consummation of any other transactions contemplated by the Settlement Agreement); and

            o Amend the Bylaws of the Fund in accordance with Section 3-702(b) of the Control Share Act so that the provisions of the Control Share Act will not apply to the voting rights of the shares of Common Stock that are acquired by the Lola Trust pursuant to the Offer.

            ACCORDINGLY, THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK INTO THE OFFER.

            The press release communicating the recommendation of the Board is filed as Exhibit (a)(47) hereto and is incorporated herein by reference.


      ITEM 4(b).  BACKGROUND OF THE OFFER; REASONS FOR RECOMMENDATION:

                  ITEM 4(b) - "BACKGROUND" IS HEREBY AMENDED AND SUPPLEMENTED BY
                              ADDING THE FOLLOWING NEW PARAGRAPHS AT THE END
                              THEREOF:

            As previously disclosed, on September 23, 2004, the Fund initiated legal action against the Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap (collectively, the "DEFENDANTS") in the United States District Court for the District of Maryland (the "COURT"), styled NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. V. LOLA BROWN TRUST NO. 1B, ET AL., CIV. NO. 04-3056 AMD (the "ACTION"), which requested preliminary and permanent injunctive relief barring the Defendants from proceeding with the original Offer. On April 15, 2007, the Court issued a Declaratory Judgment Order in the Action to the effect that the Fund's adoption of sequential stockholder rights agreements did not violate the Investment Company Act of 1940, as amended, and upheld the various defensive measures implemented by the Fund in response to the original Offer. This order was supplemented on May 8, 2007, when the Court issued a Memorandum Opinion (together with the aforementioned Declaratory Judgment Order, the "SUMMARY JUDGMENT RULING") in the Action. Accordingly, it was impossible for the original Offer to proceed unless certain defensive actions taken by the Board were waived, or unless the Court's rulings were reversed on appeal.

            In the wake of the Summary Judgment Ruling, the Fund and the defendants, through their respective counsel, began discussions to determine if there was a potential to resolve the Action and their differences which would be in the best interests of the Fund stockholders and without any party admitting any liability in the Action.

            Separately, on May 2, 2007, the Fund announced that it would present to its stockholders for approval at the Fund's next stockholders meeting a proposal to liquidate the Fund and distribute the net proceeds to stockholders. A preliminary proxy statement was filed with the SEC on June 16, 2007.

            On July 9, 2007, in response to the Summary Judgment Ruling and the Fund's announcement to present stockholders with a proposal to liquidate the Fund's assets, the Fund and FV Partners issued a joint press release announcing that they entered into an agreement settling the FV Partners Complaint in order to eliminate the burden, expense, and distraction of further litigation. As part of this settlement agreement, in general, FV Partners and other entities affiliated with investor Phillip Goldstein agreed to vote their shares of Common Stock in favor of the liquidation proposal and for the election of management's nominees as directors.

            On July 16, 2007, the Fund entered into the Rights Agreement.

            On July 18, 2007, counsel for the Lola Trust informed the counsel for the Fund that in connection with settlement of the Action, the Lola Trust would be prepared to revise its original Offer by offering to purchase all shares of Common Stock and changing the purchase price to 99% of NAV. During the next several weeks, counsel for both parties engaged in settlement discussions and negotiations.

            On July 27, 2007, in the midst of on-going discussions between the parties regarding a settlement of the Action, the Lola Trust extended its original Offer to 5:00 p.m., New York City time on Friday, August 17, 2007.

            On July 30, 2007 and August 7, 2007, the Board and its Legal Advisors held special meetings telephonically to discuss the on-going settlement discussions with the Lola Trust and other defendants to the Action.

            On August 10, 2007, the Fund and the Lola Trust issued a joint press release announcing that they were engaged in settlement discussions to fully resolve the Action, and that as part of a contemplated settlement, the Lola Trust was expected to amend its existing Offer in a manner that would be acceptable to the Board. In addition, the Fund announced that it intended to hold its special stockholders' meeting on Tuesday, August 28, 2007, but that if a final settlement were to reached with the Lola Trust before such date and if the Lola Trust were to revise its original Offer accordingly, then the Fund intended to postpone until September 27, 2007 any vote at the special stockholders' meeting on the proposal to liquidate the Fund's assets and distribute the net proceeds to its stockholders. Moreover, the Fund disclosed the fact that if the Lola Trust revised its original Offer and closed such offer before the postponed liquidation vote, the Fund would expect to withdraw the proposal to vote on liquidation. Conversely, if the Offer did not close before the postponed liquidation vote, the liquidation vote would be conducted on September 27, 2007 and the Lola Trust would vote its shares of Common Stock in favor of the liquidation proposal.

            On August 17, 2007, the Fund and the Defendants entered into the Settlement Agreement, which provides for, among things:

            o MATERIAL IMPROVEMENTS TO THE OFFER: The Lola Trust would amend the Offer by making the following material improvements: (i) increasing the number of shares of Common Stock it is offering to purchase in the Offer to all shares of Common Stock that it does not already own, subject to certain conditions stated in the Offer, including a minimum condition that after consummation of the Offer the Lola Trust would own a majority of the outstanding shares of the Fund and (ii) changing the purchase price per share of Common Stock to 99.0% of NAV as determined at the close of trading on the NYSE as of September 14, 2007, the expiration date of the Offer;

            o SPECIAL STOCKHOLDERS' MEETING: The Fund agreed to convene its special stockholders' meeting and, if a quorum is present, conduct the vote for the election of directors, subject to the pertinent terms of the Settlement Agreement. At such special stockholders' meeting, in accordance with the terms and conditions of the Settlement Agreement, the Defendants agreed to vote in favor of management's proposals. In addition, the Fund agreed to, immediately upon completion of the election of directors on August 28, 2007, or, if a quorum is not present on August 28, 2007, adjourn the special stockholders' meeting for 30 days. In the event that the closing date of the Offer occurs on or prior to September 21, 2007, the Fund will immediately withdraw the proposal to liquidate from consideration at any adjourned session of the special stockholders' meeting. In the event that the closing date of the Offer does not occur on or prior to September 21, 2007, the Fund may reconvene the special stockholders' meeting in order to conduct the stockholders' vote on the proposal to liquidate and, if a quorum is not present on August 28, 2007, to complete the voting for election of directors. At such reconvened special meeting, in accordance with the terms and conditions of the Settlement Agreement, the Defendants agreed to vote in favor of management's proposals.

            o TRANSITIONAL GOVERNANCE MATTERS: Pursuant to the terms of the Settlement Agreement, the parties agreed that, among other things, in the event that the Offer is consummated, the Board will call a special meeting of Fund stockholders to vote on the election of three nominees for election to the Board to be proposed by the Lola Trust, and that such special meeting will be held as promptly as practicable after such closing date and that the record date for such special meeting will be as soon after such closing date as possible. In addition, the Fund agreed that upon the election of the Lola Trust nominees as directors of the Fund, (i) all of the other then-incumbent Board members will immediately resign, and (ii) NB Management will immediately resign as administrator to the Fund, and NB Management and NB LLC will resign as investment adviser and sub-adviser to the Fund. Finally, the parties agreed that from and after the closing date of the Offer, the Fund and any successor will, and the Lola Trust and any affiliated entities to whom it may transfer the Fund's shares will cause the Fund or its successor(s) to, indemnify and hold harmless each individual who on such closing date is, or at any time prior to such closing date was, a director, officer, employee or agent of the Fund with respect to all claims and expenses in connection with any proceeding to the extent permitted under the Fund's charter and Bylaws or to the extent required by the indemnification agreements between the Fund and any such person, each as in effect on the date of the Settlement Agreement.

            o RESTRICTION ON SECURITIES TRANSACTIONS: As of the effective date of the Settlement Agreement and until the first to occur of the closing date of the Offer or the approval of the proposal to liquidate by the Fund stockholders, neither the Defendants nor anyone acting on behalf of any Defendant shall sell any security held by the Fund as of July 31, 2007.

This summary description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit (a)(48) hereto and incorporated herein by reference.

            Concurrently with the execution of the Settlement Agreement, NB LLC and the Lola Trust entered into the Agreement to Tender (the "AGREEMENT TO TENDER"), pursuant to which NB LLC agreed to tender, and to cause any affiliates controlled by NB LLC to tender, all of the Common Stock owned by NB LLC or such affiliate in the Offer. The Agreement to Tender states that NB LLC owns 184,183.816 shares of Common Stock, which represents 4.43% of the outstanding shares of Common Stock as of the date thereof. This summary description of the Agreement to Tender does not purport to be complete and is qualified in its entirety by reference to the Agreement to Tender, which is filed as Exhibit (a)(49) hereto and incorporated herein by reference.

            Also on August 17th, the Fund issued a press release announcing that it had entered into the Settlement Agreement with the Lola Trust that fully resolves the Action, a copy of which is filed as Exhibit (a)(50) hereto and is
incorporated herein by reference.   That same day, the Lola Trust issued a press
release to the same effect as well as filed with the SEC revised offer documents as amended in accordance with the terms and conditions of the Settlement Agreement. In addition, also that same day, the Fund filed definitive proxy materials relating to its special stockholders' meeting to be held on August 28, 2007.

            On August 20, 2007, the Board, with the Legal Advisors present, held a telephonic meeting. After careful consideration, including a thorough review of the terms and conditions of the Settlement Agreement and the Offer with the Legal Advisors, the full Board, by the unanimous vote of the directors present,
(i) determined that the Settlement Agreement providing the opportunity for the Fund common stockholders to participate in the Offer is in the best interests of the Fund and its stockholders, (ii) recommended that stockholders accept the Offer and tender their shares of Common Stock into the Offer and (iii) resolved to:

            o Approve the execution, delivery and performance of the Settlement Agreement and the consummation of the transactions contemplated thereby;

            o Amend the Rights Agreement so that none of the Offer, the execution of the Settlement Agreement, the consummation of the Offer or the other transactions contemplated by the Settlement Agreement will trigger the separation and enable the exercise of the Rights (as defined in the Rights Agreement) or trigger any adverse event under the Rights Agreement (namely that the Lola Trust will not be deemed to be an "Acquiring Person" (as defined in the Rights Agreement) solely by virtue of the Offer or the consummation thereof, the approval, execution, delivery, adoption or performance of the Settlement Agreement or the consummation of any other transactions contemplated by the Settlement Agreement); and

            o Amend the Bylaws of the Fund in accordance with Section 3-702(b) of the Control Share Act so that the provisions of the Control Share Act will not apply to the voting rights of the shares of Common Stock that are acquired by the Lola Trust pursuant to the Offer.

            As of August 23, 2007, the Fund and The Bank of New York, as Rights Agent, entered into Amendment No. 1 to Rights Agreement (the "RIGHTS AGREEMENT AMENDMENT"), pursuant to which, among other things, the Rights Agreement was amended to provide that none of the Offer, the execution of the Settlement Agreement, the consummation of the Offer or the other transactions contemplated by the Settlement Agreement will trigger the separation and enable the exercise of the Rights (as defined in the Rights Agreement) or trigger any adverse event under the Rights Agreement. This summary description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (a)(51) hereto and incorporated herein by reference.

            Also on August 23, 2007, a press release was issued announcing the Board's recommendation that stockholders tender their shares of Common Stock into the Offer and a letter was mailed to the Fund's common stockholders summarizing the Board's recommendations with respect to both the Offer and the liquidation proposal to be presented at the special stockholders' meeting. This summary description of the letter to stockholders does not purport to be complete and is qualified in its entirety by reference to such letter, which is filed as Exhibit (a)(52) hereto and incorporated herein by reference.

            THE REMAINING ITEMS TO ITEM 4(b) (i.e., (i) "REASONS FOR THE RECOMMENDATION OF THE BOARD; FAIRNESS OF THE OFFER",
            (ii) "CONSIDERATIONS OF THE BOARD" AND (iii) "RECOMMENDATION OF THE BOARD" ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS
            FOLLOWS:

            REASONS FOR THE RECOMMENDATION OF THE BOARD; FAIRNESS OF THE OFFER

            In reaching the conclusions and in making the recommendation described above, the Board consulted with the Legal Advisors and Fund management, and took into account numerous factors, including but not limited to the following:

            o The belief that tendering common stockholders would receive payment for their shares of Common Stock more quickly under the Offer than pursuant to a liquidation and distribution of the Fund's assets because the liquidation proposal is still subject to stockholder approval and an orderly liquidation of the Fund's assets.

            o The belief that there is additional market risk and uncertainty regarding when the liquidation will occur and how much stockholders would receive in the liquidation as compared to the Offer. The liquidation proposal remains subject to stockholder approval as well as an orderly liquidation of the Fund's assets, a distribution that could take as long as a month during which the market and the Fund's assets could change dramatically and for the worse. Alternatively, the Offer provides tendering stockholders with certainty as to the percentage of NAV they will receive and, under the Offer, tendering common stockholders will know immediately following the expiration date of the Offer how much cash they will receive.

            o The fact that the Offer is for 99% of NAV as determined at the close of trading on the NYSE on the expiration date of the Offer, which is approximately the same percentage of NAV that the Fund believes common stockholders would receive under the liquidation proposal.

            o The belief that, because the Offer is now for all shares of Common Stock rather than 50.1% of the outstanding shares of Common Stock, a stockholder is now provided with the choice to terminate its investment in the Fund in full, as compared to the original Offer where a stockholder could have been left as a minority stockholder in a controlled company if such offer was over-subscribed.

            o The fact that the Lola Trust will take control of the Fund, at which time the Lola Trust has indicated that it will put in place a new manager, raise the investment management fees and take the Fund in a new and unspecified direction.

            CONSIDERATIONS OF THE BOARD

            The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Fund and based upon the advice of the Legal Advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

            RECOMMENDATION OF THE BOARD

            In light of the factors described above, the Board determined that the Offer is in the best interests of the Fund stockholders. THEREFORE, THE BOARD, BY THE UNANIMOUS VOTE OF THOSE PRESENT, RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK TO THE LOLA TRUST FOR PURCHASE PURSUANT TO THE OFFER.



            ITEM 4(c) - "INTENT TO TENDER" IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

            To the best knowledge of the Fund, the Fund's executive officers, directors, affiliates or subsidiaries currently intend to tender shares of Common Stock, if any, held of record or beneficially by such person for purchase pursuant to the Offer. In addition, as disclosed in Item 4(b) above, NB LLC entered into the Agreement to Tender, pursuant to which NB LLC agreed to tender, and to cause any affiliates controlled by NB LLC to tender, all of the Common Stock owned by NB LLC or such affiliate in the Offer.

ITEM 7      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            ITEM 7(a) IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING NEW PARAGRAPHS AT THE END THEREOF:

            Settlement Agreement
            --------------------

            As discussed in Item 4(b) above, the Fund entered into the Settlement Agreement with the Defendants on August 17, 2007. The summary description of the Settlement Agreement in Item 4(b) above does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit (a)(48) hereto and incorporated herein by reference.

            Agreement to Tender
            -------------------

            As discussed in Item 4(b) above, NB LLC entered into the Agreement to Tender with the Lola Trust on August 17, 2007. The summary description of the Agreement to Tender in Item 4(b) above does not purport to be complete and is qualified in its entirety by reference to the Agreement to Tender, which is filed as Exhibit (a)(49) hereto and incorporated herein by reference.

            Rights Agreement Amendment
            --------------------------

            As discussed in Item 4(b) above and Item 8 below, the Fund entered into the Rights Agreement Amendment with The Bank of New York, as Rights Agent, as of August 23, 2007. The summary description of the Rights Agreement Amendment in Item 4(b) above and Item 8 below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (a)(51) hereto and incorporated herein by reference.


            ITEM 7(b) IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING NEW PARAGRAPHS AT THE END THEREOF:

            Election to Exempt Offer from Control Share Act
            -----------------------------------------------

            As discussed in Item 4(b) above, at a meeting held on August 20, 2007, the Board resolved to amend the Bylaws of the Fund in accordance with Section 3-702(b) of the Control Share Act so that the provisions of the Control Share Act will not apply to the voting rights of the shares of Common Stock that are acquired by the Lola Trust pursuant to the Offer.


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


ITEM 8.     ADDITIONAL INFORMATION.

            ITEM 8 IS HEREBY AMENDED TO ADD THE FOLLOWING:

            Adoption of Rights Agreement Amendment
            --------------------------------------

            As discussed above in Item 4(b), as of August 23, 2007, the Fund amended the Rights Agreement by entering into the Rights Agreement Amendment.

            The Rights Agreement Amendment, among other things, amends and restates Item 1(a) of the Rights Agreement in its entirety so that it reads as follows:

                  "Anything in this Section 1(a) or this Agreement to the contrary notwithstanding, Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Lola Trust"), is not deemed to be an "Acquiring Person" by virtue of (i) the execution of, or the Lola Trust's entry into, the Agreement of Compromise, Settlement and Release by and among the Company, the Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap, dated August 17, 2007 (as it may be amended from time to time, the "Settlement Agreement"), (ii) the Lola Trust's acquisition of, or its right to acquire, beneficial ownership of Common Shares as a result of its execution of the Settlement Agreement, (iii) the consummation of the Revised Tender Offer (as defined in the Settlement Agreement), in accordance with, pursuant to, and on the terms and subject to the conditions set forth in the Settlement Agreement; it being the purpose of the Company that neither the execution of the Settlement Agreement by any of the parties thereto nor the consummation of the transactions contemplated thereby, in each case in accordance with, pursuant to and upon the terms and conditions of the Settlement Agreement, shall in any respect give rise to any provision of this Agreement becoming effective."

            The Rights Agreement Amendment also provides, among other things, that if for any reason the Settlement Agreement is terminated, then the Rights Agreement Amendment shall be of no further force and effect and the Rights Agreement shall remain the same as it existed immediately prior to execution of the Rights Agreement Amendment.

            This summary description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (a)(51) hereto and incorporated herein by reference.



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


ITEM 9.     EXHIBITS.

      Item 9 is hereby amended to add the following exhibits.


  EXHIBIT NO.                            DOCUMENT
--------------------------------------------------------------------------------
    (a)(47)     Press Release issued by the Fund dated August 23, 2007
    (a)(48) Form of Agreement of Compromise, Settlement and Release, dated August 17, 2007, by and among the Fund and the Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap
    (a)(49) Form of Agreement to Tender, dated as of August 17, 2007, between NB LLC and the Lola Trust
    (a)(50)     Press Release issued by the Fund dated August 17, 2007
    (a)(51) Form of Amendment No. 1 to July 16, 2007 Rights Agreement between the Fund and the Rights Agent dated as of August 23, 2007
    (a)(52)     Letter from Fund to stockholders

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                         By: /s/ Frederic Soule
                            ----------------------------------
                            Name:  Frederic Soule
                            Title: Vice President

Dated as of August 23, 2007

                                 EXHIBIT INDEX


  EXHIBIT NO.                            DOCUMENT
--------------------------------------------------------------------------------
    (a)(1)      Press Release issued by the Fund on September 23, 2004 (1)
    (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi (1)
    (a)(3)      Letter dated September 16, 2004 from the Trusts to the Fund (1)
    (a)(4) Common Stock Purchase Agreement between the Fund and Neuberger Berman, LLC dated as of September 22, 2004 (1)
    (a)(5) Rights Agreement between the Fund and the Rights Agent dated as of September 23, 2004 (1)
    (a)(6)      Complaint filed September 23, 2004 (1)
    (a)(7)      Letter dated September 23, 2004 from the Fund to stockholders
                (1)
    (a)(8)      Corrected Press Release issued by the Fund on September 23, 2004
                (3)
    (a)(9)      Schedule TO filed by the Fund with the SEC on October 1, 2004
                (4)
    (a)(10)     Counter-Claims dated October 6, 2004 (6)
    (a)(11) Memorandum of Law in opposition to Counterclaimant's Motion dated October 11, 2004 (6)
    (a)(12) Letter from the Fund to stockholders and Supplement dated October 12, 2004 (6)
    (a)(13)     Press Release issued by the Fund on October 12, 2004 (6)
    (a)(14)     FV Partners Complaint dated October 20, 2004 (7)
    (a)(15) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland (8)
    (a)(16) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland (8)
    (a)(17)     Press release issued by the Fund dated October 22, 2004 (8)
    (a)(18)     Press release issued by the Fund dated November 1, 2004 (9)
    (a)(19)     Press release issued by the Fund dated November 4, 2004 (10)
    (a)(20)     Press release issued by the Fund dated January 19, 2005 (12)
    (a)(21) Rights Agreement between the Fund and the Rights Agent dated as of January 18, 2005 (11)
    (a)(22)     Press release issued by the Fund dated May 16, 2005 (13)
    (a)(23) Form of Rights Agreement between the Fund and the Rights Agent dated as of May 13, 2005 (13)
    (a)(24)     Amended FV Partners Complaint dated May 6, 2005 (13)
    (a)(25)     Press release issued by the Fund dated September 1, 2005 (14)
    (a)(26) Rights Agreement between the Fund and the Rights Agent dated as of September 1, 2005 (14)
    (a)(27) Press release issued by the Fund dated November 28, 2005, including Letter dated November 28, 2005 to Phillip Goldstein
                (15)

    (a)(28) Amendment No. 1 to September 1, 2005 Rights Agreement between the Fund and the Rights Agent dated as of November 28, 2005 (15)
    (a)(29)     Press release issued by the Fund dated December 21, 2005 (16)
    (a)(30) Amendment No. 2 to September 1, 2005 Rights Agreement between the Fund and the Rights Agent dated as of December 21, 2005 (16)
    (a)(31) Rights Agreement between the Fund and the Rights Agent dated as of December 21, 2005 (16)
    (a)(32)     Press release issued by the Fund dated April 12, 2006 (17)
    (a)(33) Form of Amendment No. 1 to December 21, 2005 Rights Agreement between the Fund and the Rights Agent dated as of April 12, 2006
                (17)
    (a)(34) Form of Rights Agreement between the Fund and the Rights Agent dated as of April 12, 2006 (17)
    (a)(35)     Press release issued by the Fund dated August 7, 2006 (18)
    (a)(36) Form of Rights Agreement between the Fund and the Rights Agent dated as of August 7, 2006 (18)
    (a)(37)     Press release issued by the Fund dated November 30, 2006 (19)
    (a)(38) Form of Rights Agreement between the Fund and the Rights Agent dated as of November 30, 2006 (19)
    (a)(39)     Press release issued by the Fund dated March 23, 2007 (20)
    (a)(40) Form of Amendment No. 1 to November 30, 2006 Rights Agreement between the Fund and the Rights Agent dated as of March 22, 2007
                (20)
    (a)(41) Form of Rights Agreement between the Fund and the Rights Agent dated as of March 22, 2007 (20)
    (a)(42)     Press release issued by the Fund dated July 17, 2007 (21)
    (a)(43) Form of Amendment No. 1 to March 22, 2007 Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007
                (21)
    (a)(44) Form of Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007 (21)
    (a)(45)     Press release issued by the Fund dated July 9, 2007 (22)
    (a)(46)     Press release issued by the Fund dated August 10, 2007 (22)
    (a)(47)     Press Release issued by the Fund dated August 23, 2007
    (a)(48) Form of Agreement of Compromise, Settlement and Release, dated August 17, 2007, by and among the Fund and the Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap
    (a)(49) Form of Agreement to Tender, dated as of August 17, 2007, between NB LLC and the Lola Trust
    (a)(50)     Press Release issued by the Fund dated August 17, 2007
    (a)(51) Form of Amendment No. 1 to July 16, 2007 Rights Agreement between the Fund and the Rights Agent dated as of August 23, 2007
    (a)(52)     Letter from Fund to stockholders
    (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders (1)
    (e)(2) Management Agreement between the Fund and NB Management dated as of November 3, 2003 (1)
    (e)(3) Administration Agreement between the Fund and NB Management dated as of November 3, 2003 (1)
    (e)(4) Sub-Advisory Agreement between the Fund and NB Management dated November 3, 2003 (1)
    (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
    (e)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 2004 (5)


(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.
(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003.
(3) Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Fund with the SEC on September 24, 2004.
(4) Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 filed by the Fund with the SEC on October 1, 2004.
(5) Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9 filed by the Fund with the SEC on October 4, 2004.
(6) Previously filed as an exhibit to Amendment No. 4 to the Schedule 14D-9 filed by the Fund with the SEC on October 12, 2004.
(7) Previously filed as an exhibit to Amendment No. 5 to the Schedule 14D-9 filed by the Fund with the SEC on October 21, 2004.
(8) Previously filed as an exhibit to Amendment No. 6 to the Schedule 14D-9 filed by the Fund with the SEC on October 22, 2004.
(9) Previously filed as an exhibit to Amendment No. 7 to the Schedule 14D-9 filed by the Fund with the SEC on November 1, 2004.
(10) Previously filed as an exhibit to Amendment No. 8 to the Schedule 14D-9 filed by the Fund with the SEC on November 4, 2004.
(11) Previously filed as an exhibit to the Registration Statement on Form 8-A filed by the Fund with the SEC on January 19, 2005.
(12) Previously filed as an exhibit to Amendment No. 9 to the Schedule 14D-9 filed by the Fund with the SEC on January 19, 2005.
(13) Previously filed as an exhibit to Amendment No. 10 to the Schedule 14D-9 filed by the Fund with the SEC on May 16, 2005.
(14) Previously filed as an exhibit to Amendment No. 11 to the Schedule 14D-9 filed by the Fund with the SEC on September 2, 2005.
(15) Previously filed as an exhibit to Amendment No. 12 to the Schedule 14D-9 filed by the Fund with the SEC on November 29, 2005.
(16) Previously filed as an exhibit to Amendment No. 13 to the Schedule 14D-9 filed by the Fund with the SEC on December 22, 2005.

(17) Previously filed as an exhibit to Amendment No. 14 to the Schedule 14D-9 filed by the Fund with the SEC on April 12, 2006.
(18) Previously filed as an exhibit to Amendment No. 15 to the Schedule 14D-9 filed by the Fund with the SEC on August 8, 2006.
(19) Previously filed as an exhibit to Amendment No. 16 to the Schedule 14D-9 filed by the Fund with the SEC on December 1, 2006.
(20) Previously filed as an exhibit to Amendment No. 17 to the Schedule 14D-9 filed by the Fund with the SEC on March 23, 2007.
(21) Previously filed as an exhibit to Amendment No. 18 to the Schedule 14D-9 filed by the Fund with the SEC on July 18, 2007.
(22) Previously filed as an exhibit to Amendment No. 19 to the Schedule 14D-9 filed by the Fund with the SEC on August 13, 2007.